SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Schedule TO

Tender Offer Statement under Section
14(d)(1) or 13(e)(1) of the Securities Exchange Act of 1934

CVS CORPORATION
(Name of Issuer)

CVS CORPORATION (Issuer)
(Name of Filing Person (Identifying Status as Offeror, Issuer or Other Person))

Common Stock, $0.01 Par Value
(Title of Class of Securities)

126650
(CUSIP Number of Class of Securities)

Douglas A. Sgarro, Esq.
Executive Vice President-Strategy and Chief Legal Officer
CVS Corporation
One CVS Drive
Woonsocket, RI 02895
(401) 765-1500

(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications on Behalf of Filing Persons)

Copy to:
Louis Goldberg, Esq.
John D. Amorosi, Esq
Davis Polk & Wardwell
450 Lexington Avenue
New York, New York 10017
Telephone: (212) 450-4000

CALCULATION OF FILING FEE

Transaction Valuation	Amount of Filing Fee
Not Applicable	Not Applicable

☐ Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: N/A	Filing Party: N/A
Form of Registration No.: N/A	Date Filed: N/A

☒ Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.
Check the appropriate boxes below to designate any transactions to which the statement relates:
☐ third-party tender offer subject to Rule 14d-1
☒ issuer tender offer subject to Rule 13e-4
☐ going-private transaction subject to Rule 13e-3
☐ amendment to Schedule 13D under Rule 13d-2
Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

SCHEDULE TO

This Tender Offer Statement on Schedule TO relates to pre-commencement communications in connection with the planned tender offer by CVS Corporation, a Delaware corporation (“CVS”), to purchase 150,000,000 shares of its common stock, $0.01 par value per share (the “Shares”), or such lesser number of Shares as is properly tendered and not properly withdrawn, at a price of $35.00 per Share, without interest, subject to and following the closing of the proposed merger (the “Merger”) of Caremark Rx, Inc., a Delaware corporation (“Caremark”) with and into Twain MergerSub L.L.C., a Delaware limited liability company and wholly owned subsidiary of CVS. The tender offer will be made only if the Merger is consummated. Subject to and following the closing of the Merger, CVS Corporation will change its name to “CVS/Caremark Corporation” but will continue to trade on the New York Stock Exchange under the ticker symbol “CVS”. This Schedule TO is intended to satisfy the reporting requirements of Rule 13e-4(c)(1) of the Securities Exchange Act of 1934, as amended.

Item 12. Exhibits.

Exhibit Number	Description

(a)(5)	Press Release, dated March 16, 2007, of CVS Corporation (incorporated by reference to the filing by CVS Corporation pursuant to Rule 425 on March 16, 2007).

EXHIBIT INDEX

Exhibit Number	Description

(a)(5)	Press Release, dated March 16, 2007, of CVS Corporation (incorporated by reference to the filing by CVS Corporation pursuant to Rule 425 on March 16, 2007).